ALTERNATIVE FUEL TECHNOLOGIES, INC.

39899 BALENTINE DRIVE

SUITE 200

NEWARK, CA 94560

October 12, 2022

Cheryl Brown

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Fuel Technologies, Inc.
Amendment 2 to Registration Statement on Form 10-12G Filed October 3, 2022 File No. 000-50075

Dear Ms. Brown:

Set forth below is the response for Alternative Fuel Technologies, Inc., a North Carolina corporation (“Alternative Fuel” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 11, 2022, with respect to our Amendment 2 to Registration Statement on Form 10-12(g) filed on October 3, 2022.

Amendment No. 2 to Form 10-12G

Introductory Comment, page 3

1. We note you disclose that you plan to issue preferred shares in an acquisition or merger and plan to rely on an exemption from Rule 419. Please expand your disclosure to discuss the current status of any negotiations or discussions regarding a potential acquisition or merger.

Response:

The following language was inserted:

As of this time, we are not engaged in negotiations or discussions with any potential acquisition or merger candidates.

Market Price and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 25

2. We note your revised disclosure in response to prior comment 3 and reissue the comment in part. Please revise your filing to clearly state that there is no established public trading market for your shares. Refer to Item 201(a)(1)(iii) of Regulation S-K. In addition, please revise your disclosure here and throughout your registration statement to reflect that your securities are "quoted" rather than traded or listed on the OTC Markets platform.

Response:

The following language was inserted:

“There is no established public trading market for our shares” was inserted in several places throughout our disclosure.

Replaced traded or listed with quoted in relation to the OTC Markets platform throughout our disclosure.

General

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

ConneXionONE Corp

By:	/s/ Chris Chang
Chris Chang
Chief Executive Officer

cc: Jimmy Lee